EXHIBIT 3.5
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                               AMENDMENT NO. 1 TO
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                        THE BY-LAWS OF SUCCESSORIES, INC.
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ARTICLE III

         SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be not less than six (6) and not more than twelve (12). The Board of Directors shall establish by resolution the number of directors at any time, provided that there shall be nine directors in the absence of a determination by the Board to the contrary. Each director shall hold office until the next annual meeting of shareholders; or until his successor shall have been elected and qualified. Directors need not be residents of Illinois or shareholders of the corporation. No decrease shall in the number of directors have the effect of shortening the term of any incumbent director.